Form C

ADD COMMENT

Cover Page

Name of issuer:

Stellaris Corporation

Legal status of issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

DE

Date of organization:

10/16/2007

Physical address of issuer:

30 Technology Way
Ste 1W3
Nashua, NH 03060

Website of issuer:

https://www.clearpower.energy

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☑ Preferred Stock
- ☐ Debt
- ☐ Other

Target number of securities to be offered:

263,157

Price:

$0.2054

Method for determining price:

Dividing pre-money valuation $25,002,911.89 (or $23,128,302 for investors in the first $149,999) by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

Disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$450,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$9,500.00	$8,019.00
Cash & Cash Equivalents:	$7,980.00	$8,019.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$97,961.00	$28,888.00
Non-Current Liabilities:	$45,000.00	$77,000.00
Revenues/Sales:	$0.00	$825.00
Cost of Goods Sold:	$0.00	$623.00
Taxes Paid:	$0.00	$0.00
Net Income:	($302,190.00)	($243,219.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Stellaris Corporation

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Jeannette David	Lawyer	Sompo International	2021
James Bartlett Paull	Management	Stellaris Corporation	2007
James W. Paull	Management Recruiter	Good Harbor Group	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Jeannette David	Secretary	2021
James Bartlett Paull	President, CEO	2007
James W. Paull	Treasurer	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
James Bartlett Paull	50%+

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

We may never have an operational product or service.
It is possible that there may never be a ClearPower™ solar PV panel that is accepted and purchased by building owners in sufficient quantities to make Stellaris into a profitable business. The ClearPower™ solar PV panel is still being developed and commercialized and the product may never be used in actual commercial or residential buildings because of panel cost, installation or retrofitting cost, or competing clear solar PV panels which might have lower cost and/or higher efficiencies. If this occurs then your shares in Stellaris may have no value.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Patent Application.
Although it is expected that the US Patent and Trademark Office will issue Stellaris additional patents for its clear solar PV panel, it is possible that such patent issuance could be delayed, the coverage cut back, or denied.

Uncertain risk. An investment in Stellaris (also referred hereafter to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series B Preferred Stock Non-Voting being offered under this crowdfunding raise should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors listed in the Risk Factor sections below are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Terms of subsequent financings may adversely impact your investment.
We will likely need to engage in further sales of stock in the future, which may reduce the value of your investment in Stellaris' Series B Preferred Stock- Non-Voting. Interest on debt securities could increase costs and negatively impact operating results. Additional Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of later issued preferred stock could be more advantageous to those investors than to the holders of Series B Preferred Stock Non-Voting. In addition, if we need to raise more equity capital from the sale of stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Quality and Safety of our Product and Service.
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

ClearPower may not be accepted in the marketplace. It is possible that there may never be a commercially accepted ClearPower™ product used in buildings and the ClearPower™ solar PV panel may not be accepted or used in the marketplace. It is possible that the failure to release the product would be the result of a change in the Company's business model, technical, cost, manufacturing, patent infringement or competitive factors, or some other factor, that will prevent the ClearPower™ solar PV panel from being commercially viable or sold, none of which will be in the best interest of the Company and its stockholders.

Jeannette David is a part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

You are trusting that management will make the best decision for the company.
You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Minority Holder; Securities with No Voting Rights
The Series B Preferred Stock-Non-Voting shares of Stellaris that an investor is buying have no shareholder voting rights attached to

them. This means that you will have no rights in voting on how the Company will be run nor will you be able to vote for Company Directors. You are trusting in management's discretion in making good business decisions that will grow your investment in the Company. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Insufficient Funds.

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Series B Preferred Stock- Non-Voting we are offering now, the Company will likely need to raise more funds in the future, and if it can't raise additional funds to develop and commercialize the ClearPower™ solar PV window and make sufficient sales of ClearPower™ windows the Company will fail. Even if we do make a successful fundraising in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit for loans in order to support our working capital requirements as we grow. Interest rates are increasing and it is difficult for a young company like Stellaris to obtain credit on favorable terms. If we cannot obtain loans when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity would require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will be forced to cease operations. Even if we are not forced to cease our operations, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company could be acquired by an existing player in the solar PV panel or window industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Reliance on a single service or product.

Stellaris' ClearPower™ solar PV panel is the Company's single product at this time. The ClearPower™ solar PV panel which is being developed by Stellaris is the basis for the crowdfunding raising of equity funds. Our revenues are therefore dependent upon Stellaris raising sufficient funds from the crowdfunding equity campaign to progress the development and commercialization of the ClearPower™ solar PV panel for use in buildings as a greenhouse gas-free electric power generating window.

Any company valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

The Stellaris Series B Preferred Stock- Non-Voting purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the SEC, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

If the Company cannot raise sufficient funds it will not succeed.

The Company is offering Series B Preferred stock- Non-Voting in the amount of up to $363,905 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company will need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

The Company may undergo a future change that could affect your investment.

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures.

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance.

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

Management's Discretion as to Use of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable at the time they are made. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Supply Chain and Logistics Risks.

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers

need them can lead to lost sales and damage to the brand's reputation.

Developing new products and technologies entails significant risks and uncertainties.
The failure of the product to meet our performance, efficiency, and cost or manufacturing and installation estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory requirements. Stellaris will hold the patents and intellectual property for the manufacture of the ClearPower™ solar PV panels, but manufacturing will be done by third parties, such as window manufacturers. It is possible that third-party manufacturers will not manufacture Stellaris' ClearPower™ solar panels at a price or at a quality acceptable to Stellaris. Any of these events could materially and adversely affect the profitability and existence of the company.

Uncertain Regulatory Landscape.
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively.

We are an early stage company operating in a new and highly competitive industry.
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Vulnerability to Economic Conditions.
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our new product could fail to achieve the sales projections we expect.
Stellaris' growth projections are based on assumptions that with increased funding for the development, beta testing, and marketing of the ClearPower™ solar PV window Stellaris can be successful in commercializing the ClearPower™ solar PV window. However, even with this increased funding for the ClearPower™ solar PV window may still not be able to gain acceptance in the marketplace or that it will be used on a wide scale for use as solar-powered photovoltaic building windows. It is possible that the ClearPower™ solar PV panel will fail to gain market acceptance for any number of reasons or known or unknown factors. If the ClearPower™solar PV panel fails to achieve significant sales and acceptance in the marketplace, this will materially and adversely impact the value of your investment or cause the loss of your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that Wefunder instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment.
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We are an early stage company and have not yet generated any profits.
Stellaris was formed in 2005. The Company has been developing the technology and manufacturing techniques for the ClearPower™ solar PV panel over that time, but it has limited customers, sales, or revenues at this time. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed business operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, manages its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. If you are investing in this company, it's because you think that Stellaris's ClearPower™ solar PV panels are a good idea and that the Stellaris team will be able to successfully market, and sell the ClearPower™ solar PV panel product for building integrated uses on a mass scale and sell the panels in sufficient quantities so that the Company will succeed. We have to this date not turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly.
One of the Company's most valuable assets is its intellectual property. The Company owns trade secrets, patents, and a patent application filed with the US Patent and Trademark Office that has not been issued and may never be issued. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value of the Company's intellectual property, competitors may infringe, misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs and losses in sales associated with such patent infringement and stealing of trade secrets will reduce the value of the Company.

We are an early stage company and have limited revenue and operating history.
Stellaris has been developing the ClearPower™ solar PV window technology since its inception. The Company has very few customers and little revenue. If you are investing in this company, it's because you think that Stellaris' ClearPower™ solar PV panels are a good idea and that the Stellaris team will be able to successfully market, and sell the ClearPower™ solar PV panel product for building integrated uses on a mass scale and sell the panels in sufficient quantities so that the Company will succeed and be profitable. Further, we to this date not turned a profit and there is no assurance that we will ever be profitable.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Economic and market conditions.
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

The Chief Executive Officer currently splits time between working for Stellaris and another company.
The CEO of Stellaris Corporation (James "Jim" B. Paull) currently devotes several hours a week working as Senior Advisor for Distributed Resources for DNV and Stellaris. There can be no assurance that James Paull would not work for DNV more hours in the future. Although James Paull currently devotes almost all of his working time to Stellaris, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company.

Additional Fundraising.
Stellaris will have to raise additional funds to commercialize its ClearPower solar PV panel. Raising additional funds by selling additional shares of stock will dilute the value of your shares of stock in Stellaris.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design or engineer around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into licenses. This would cut off a significant potential revenue stream for the Company.

Change or reduction of Federal investment tax credits; increase in tariffs on imported solar cells:
Stellaris' ClearPower photovoltaic window currently qualifies for Federal investment tax credits. There is a possibility that the tax law may be amended to reduce or eliminate investment tax credits. for solar and renewable energy products and systems, which would adversely impact the qualification of ClearPower photovoltaic windows for Federal investment tax credits.
Increase of Federal tariffs on imported photovoltaic cells would increase the cost of ClearPower solar photovoltaic windows which may incorporate photovoltaic cells that are produced outside the U.S.

We have pending patent approval's that might be vulnerable.
One of the Company's most valuable assets is its intellectual property. The Company has a patent application with the U.S. Patent and Trademark Office that may be delayed in issuance, the patentable claims may be reduced or the patent may not ever be issued. Failure to issue the patent will reduce the prospects of the Company. Due to the value of the Company's intellectual property competitors may infringe, misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such patent infringement and stealing of trade secrets will reduce the value of the Company.

Adverse publicity.
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time.
Stellaris' ability to sell the ClearPower™ solar PV panel product is partly dependent on favorable government regulations and revised energy building codes which would require that buildings reduce or eliminate the use of oil or natural gas for building heating uses and require that new buildings be "all electric". Requiring that buildings "decarbonize" and use only electric heating or electric heat pumps will provide a great incentive for new buildings to install the ClearPower™ solar PV windows, and for existing buildings to retrofit the ClearPower™ solar PV panels as a lower-cost supplemental electricity source to reduce electric utility bills and to reduce or eliminate the carbon footprint of the buildings. If the Federal and state governments in the US and worldwide require decarbonization of buildings, this will create a large potential national and international market for the ClearPower™ solar PV panel. If, however, such government regulations or revised building codes are not adopted and enforced, or are overturned by litigation, then the Company may no longer be able to sell sufficient quantities of the ClearPower™ solar PV window to remain in business and therefore your investment in the Company will be reduced or have no value.

We rely on third parties to provide services essential to the success of our business.
We rely on third parties to provide a variety of essential business functions for the Company, particularly the manufacturing of the ClearPower™ solar PV panels. Stellaris will develop and own the patented technology for the ClearPower™ solar PV panel, but it will contract with outsourced glass, window or solar panel manufacturers for the large-scale ClearPower™ window manufacturing. It is possible that these third-party manufacturers will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact Stellaris' product sales and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. We also rely on third parties for beta testing of ClearPower™ panels at third-party locations. As a result, your investment would be adversely impacted by our reliance on third parties and their performance.

We face significant market competition.
There are currently few competing clear solar PV products that can be used as solar-powered generating windows. However, in the future, Stellaris may compete with larger, established companies in the non-transparent solar panel industry or window manufacturing industry that may develop and introduce clear, transparent solar PV panels that may compete with the Stellaris ClearPower™ solar PV panel. These companies, which may be overseas (such as in China) may have greater financial means and marketing and sales, and other resources than Stellaris. They may succeed in developing and marketing competing equivalent or superior products to Stellaris. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed competing technologies or products. It should further be assumed that competition for building integrated solar PV units will intensify. It is also possible that overseas competitors may infringe on Stellaris' patents if issued. Patent infringement litigation is costly and time-consuming and Stellaris may not be able to be successful in any such patent infringement litigation.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.
Patent, Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks, or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patents, trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the exclusivity of our intellectual property, reducing our ability to enter into licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Force majeure events.

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Stellaris Corporation has a limited operating history in the commercialization of photovoltaic window technology. While the company was incorporated in 2007 and has developed patented technology that has been tested by independent third parties including the U.S. Department of Energy's National Renewable Energy Laboratory, the company remains in a growth stage with only one employee and has not yet demonstrated sustained commercial success or market acceptance of its products. The building-integrated photovoltaic (BIPV) market is still emerging, and there is no assurance that commercial building owners will adopt our photovoltaic windows at scale or that our technology will achieve the market penetration necessary for the company to become profitable. Our ability to execute our business plan depends on numerous factors, many of which are beyond our control, and investors have limited historical financial data upon which to evaluate our prospects.

The success of Stellaris Corporation is heavily dependent on the continued services and expertise of its founder and key personnel. With only one employee, the company has minimal organizational depth and lacks redundancy in critical business functions including technology development, sales, operations, and strategic planning. The loss of key personnel, or our inability to attract and retain additional qualified employees, engineers, and sales professionals, could severely impair our ability to develop our technology, manufacture our products, serve customers, and execute our business strategy. We do not maintain key person life insurance on any individual. As we attempt to scale our operations, our ability to successfully recruit and retain talented personnel in the competitive cleantech and renewable energy sectors will be critical to our success, and there can be no assurance that we will be successful in building the team necessary to achieve our business objectives.

While Stellaris Corporation has developed and tested photovoltaic window prototypes, transitioning from tested prototypes to full-scale commercial manufacturing and installation presents significant technical, operational, and financial challenges. Manufacturing building-integrated photovoltaic products at commercial scale requires substantial capital investment in production facilities, equipment, quality control systems, and supply chain infrastructure. We may encounter unforeseen technical difficulties in scaling our manufacturing processes, maintaining product quality and consistency, achieving target production costs, or meeting the durability and performance standards required for commercial building applications. Any delays in product development, manufacturing scale-up, or quality issues could harm our reputation, result in customer dissatisfaction, increase our costs, and delay our ability to generate revenue. There is no assurance that we will successfully overcome these challenges or that our products will perform as expected in real-world commercial building environments over their intended lifespan.

Our business model depends on sales of photovoltaic window systems to commercial buildings, making our revenue potential highly dependent on commercial real estate construction activity and building renovation cycles. The commercial real estate market is cyclical and sensitive to economic conditions, interest rates, financing availability, occupancy rates, and business confidence. Economic downturns, rising interest rates, reduced access to construction financing, or decreased demand for commercial office space could significantly reduce new construction and renovation activity, thereby limiting the market opportunity for our products. Additionally, building owners and developers make capital allocation decisions based on return on investment calculations, and if the economics of our photovoltaic windows are not sufficiently attractive compared to alternative investments or traditional building materials, we may struggle to achieve sales regardless of market conditions. Our dependence on this cyclical industry creates uncertainty regarding the timing and volume of potential revenue.

Stellaris Corporation's photovoltaic windows incorporate bi-facial crystalline silicon solar cells and specialized glass components that we source from third-party suppliers. Our business is dependent on the continued availability of these critical materials and components at acceptable quality levels and prices. We may face supply chain disruptions due to supplier financial difficulties, manufacturing defects, capacity constraints, geopolitical events, trade restrictions, natural disasters, or global logistics challenges. The solar industry has experienced supply chain volatility, including fluctuations in the availability and pricing of silicon, glass, and other materials. If we are unable to secure adequate supplies of critical components, or if we experience significant price increases for these materials, our ability to manufacture products, fulfill customer orders, and maintain acceptable profit margins could be severely impaired. We may have limited alternative suppliers for certain specialized components, and qualifying new suppliers could require significant time and resources.

Stellaris Corporation has very limited cash reserves and has not yet achieved profitability. We have incurred losses since inception and expect to continue incurring losses for the foreseeable future as we invest in product development, manufacturing capabilities, sales and marketing, and organizational infrastructure. The path to profitability in the capital-intensive renewable energy hardware sector is uncertain and depends on our ability to achieve sufficient sales volume, maintain acceptable gross margins, and control operating expenses. Our limited cash position restricts our ability to invest in growth initiatives, respond to competitive threats, weather unexpected challenges, or sustain operations during periods of slower-than-anticipated sales. If we are unable to generate sufficient revenue or achieve profitability within our available cash runway, we will need to raise additional capital, reduce expenses, or potentially cease operations. There can be no assurance that we will ever achieve or sustain profitability.

Stellaris Corporation will require substantial additional capital beyond this offering to fully develop our business, scale manufacturing operations, build inventory, expand our sales and marketing efforts, and achieve our growth objectives. We do not currently have commitments for additional funding, and there can be no assurance that additional financing will be available on acceptable terms, or at all. Our ability to raise capital will depend on numerous factors, including market conditions, investor appetite for cleantech investments, our progress in commercializing our products, and the performance of our business. If we are successful in raising additional capital through equity financings, existing investors will experience dilution of their ownership percentage and voting rights. Future equity securities may have rights, preferences, or privileges senior to those of the securities being offered in this offering. The need for additional capital and the resulting dilution risk are substantial and could significantly reduce the value of investors' holdings in the company.

The renewable energy and building-integrated photovoltaic markets are highly competitive, and Stellaris Corporation faces competition from numerous well-established companies with significantly greater financial resources, manufacturing capabilities, market presence, and customer relationships. We compete with traditional rooftop solar providers, other BIPV window manufacturers, conventional building materials suppliers, and emerging cleantech companies. Many of our competitors have established supply chains, proven track records of successful installations, strong brand recognition, and the ability to offer more attractive pricing or financing terms. Larger competitors may be able to respond more quickly to market changes, invest more heavily in research and development, or sustain losses for longer periods. Additionally, technological advances by competitors could render our products less competitive or obsolete. If we are unable to differentiate our products, demonstrate superior value propositions, or compete effectively on price and performance, we may fail to gain market share and our business prospects will be materially harmed.

The market for building-integrated photovoltaic windows is still emerging and evolving, and there is substantial uncertainty regarding the rate and extent of market adoption. Commercial building owners and developers may be hesitant to adopt our technology due to concerns about unproven performance, higher upfront costs compared to conventional windows, uncertainty about return on investment, aesthetic considerations, or preference for traditional rooftop solar installations. The decision-making process for commercial building projects typically involves multiple stakeholders including architects, engineers, developers, building owners, and tenants, each with different priorities and concerns. Market acceptance of our products will depend on our ability to demonstrate reliable performance, attractive economics, seamless integration with building designs, and compliance with building codes and standards. Changes in energy prices, utility rate structures, solar incentive programs, or building electrification mandates could either accelerate or diminish demand for our products. If market adoption occurs more slowly than anticipated or fails to materialize, our revenue projections will not be achieved and our business will be adversely affected.

Stellaris Corporation's photovoltaic windows must comply with numerous building codes, safety standards, electrical codes, and

regulatory requirements that vary by jurisdiction. These include structural requirements for building facades, fire safety codes, electrical safety standards, energy efficiency regulations, and product certification requirements. Obtaining necessary approvals, certifications, and permits for our products in multiple jurisdictions is time-consuming, expensive, and uncertain. Building codes and standards are subject to change, and new requirements could necessitate product redesigns, additional testing, or recertification, all of which would increase our costs and potentially delay our ability to sell products in certain markets. Additionally, if our products are found to be non-compliant with applicable codes or standards, we could face liability, be required to recall or modify installed products, lose customer confidence, or be prohibited from selling in certain jurisdictions. The complexity and variability of building regulations across different states and municipalities creates ongoing compliance challenges and risks for our business.

Stellaris Corporation's competitive position depends in part on our ability to protect our proprietary technology, including our patented photovoltaic window designs and manufacturing processes. While we hold patents related to our technology, patents may not provide meaningful protection if competitors design around our claims, if our patents are challenged or invalidated, or if we lack the resources to enforce our rights against infringers. The process of obtaining and maintaining patent protection is expensive and time-consuming, and we may not be able to afford to pursue patent protection in all relevant jurisdictions. We also rely on trade secrets, proprietary know-how, and confidential information that may not be adequately protected, particularly given our limited resources and small team. Additionally, we face the risk that third parties may claim that our products or processes infringe their intellectual property rights, which could result in costly litigation, licensing obligations, product redesigns, or injunctions preventing us from selling our products. The costs of defending against intellectual property claims or enforcing our own rights could be substantial and could divert management attention from operating our business.

The market for renewable energy products, including our photovoltaic windows, is significantly influenced by government policies, tax incentives, renewable energy mandates, and utility regulations. Federal, state, and local incentives such as investment tax credits, accelerated depreciation, renewable energy credits, net metering policies, and building electrification mandates can substantially affect the economic attractiveness of our products to customers. Changes in these policies, including reductions or eliminations of tax credits, modifications to net metering rules, or changes in renewable energy targets, could reduce demand for our products and make them less economically competitive. Additionally, changes in utility rate structures, interconnection requirements, or export limitations for distributed energy resources could impact the value proposition of our products. The political and regulatory environment for renewable energy is subject to change based on shifts in government priorities, budget constraints, and energy policy debates, creating uncertainty for our business and the broader market for our products.

Stellaris Corporation's business prospects are subject to general economic conditions and macroeconomic trends that affect commercial real estate investment, construction activity, and capital spending decisions. Economic recessions, rising interest rates, inflation, reduced access to credit, or declining business confidence can lead to postponement or cancellation of commercial building projects, reduced renovation activity, and decreased willingness of building owners to invest in new technologies. The capital-intensive nature of commercial real estate development makes this sector particularly sensitive to financing costs and economic uncertainty. During economic downturns, building owners may prioritize cost reduction over sustainability investments, and our products may be viewed as discretionary rather than essential. Additionally, macroeconomic challenges such as supply chain disruptions, labor shortages, or commodity price volatility could increase our costs and compress our margins. Our business is therefore exposed to economic cycles and conditions largely beyond our control.

An investment in Stellaris Corporation securities is highly speculative and involves a substantial risk of loss. The company is in a growth stage with limited operating history, very limited cash reserves, and no assurance of achieving profitability or commercial success. Investors may lose their entire investment if the company is unable to successfully commercialize its products, raise additional capital, compete effectively in the market, or execute its business plan. The company operates in a capital-intensive industry with significant technological, market, and execution risks. Given the early stage nature of the business, the limited resources available, and the numerous challenges facing the company, investors should be prepared for the possibility that their investment could become worthless. Only investors who can afford to lose their entire investment should consider purchasing these securities.

There is no public market for the securities being offered, and none is expected to develop in the foreseeable future. The securities have not been registered under the Securities Act of 1933 or any state securities laws, and are being offered in reliance on exemptions from registration requirements. As a result, investors will be subject to substantial restrictions on their ability to sell or transfer the securities. Investors should expect to hold these securities indefinitely and must be prepared to bear the economic risk of their investment for an extended period. Even if the company is successful, there may never be a liquidity event such as an acquisition or public offering that would allow investors to realize a return on their investment. The lack of liquidity means that investors will not be able to sell their securities to meet financial needs or in response to changes in the company's prospects or market conditions. This illiquidity substantially increases the risk of the investment.

Investors in this offering will hold a minority ownership position in Stellaris Corporation and will have limited ability to influence company decisions, strategy, or operations. The company's management and existing stakeholders will retain control over major corporate decisions including business strategy, capital allocation, future financings, mergers or acquisitions, and the timing and terms of any liquidity event. As minority investors, crowdfunding participants will have limited voting rights and will not be able to control the outcome of matters submitted to shareholders for approval. Management will have broad discretion in how to use the proceeds from this offering, and investors will have limited ability to influence those decisions. Additionally, as a private company, Stellaris Corporation is not subject to the same disclosure and governance requirements as public companies, and investors will have limited access to information about the company's operations and financial performance. Investors must be comfortable entrusting their capital to management's judgment and accepting their minority position with limited rights and influence.

The founder of Stellaris Corporation has designated themselves as the lead investor who will sign documents and make decisions on behalf of all investors in the special purpose vehicle (SPV). This arrangement creates a significant conflict of interest because the founder simultaneously represents the interests of the company as its operator and the interests of investors as their designated representative. These interests may not always align, and situations may arise where decisions that benefit the company or the founder personally may not be in the best interests of minority investors. For example, the founder may have access to material non-public information about the company's performance, challenges, or prospects that could influence decisions made on behalf of investors. The founder may also face conflicts regarding the timing and terms of future financings, exit opportunities, or other corporate actions. Unlike an independent third-party investor advocate, the founder has inherent incentives to prioritize the company's interests over those of minority investors. Investors should be aware that they do not have an independent representative protecting their interests and that the founder's dual role creates structural conflicts that could disadvantage crowdfunding investors.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 7.5% Wefunder fee, 15% rent, 6% insurance, 2 % travel, 2% product marketing, 9.5% interest expense, 6% employee

salary, 0.5% employee FICA, 4% legal and accounting, 28% independent contractors, 8% research and development equipment, 7.5% inventory, 4% miscellaneous general and administrative expenses

If we raise: **$450,000**

Use of Proceeds: 7.5% Wefunder fee, 15% rent, 6% insurance, 2 % travel, 2% product marketing, 9.5% interest expense, 6% employee salary, 0.5% employee FICA, 4% legal and accounting, 28% independent contractors, 8% research and development equipment, 7.5% inventory, 4% miscellaneous general and administrative expenses. Raising our maximum will allow us to execute pilot installation(s) for USGBC-CA Net Zero Accelerator, prove out our grid connection certification pathway, gain additional commercial sales, and expand our window fabricator partnerships.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $25,002,911.89 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Stellaris Corporation is offering up to 2,368,421 shares of stocks, at a price per share of $0.2054. Investors in the first $149,999.87 of the offering will receive stocks at a price per share of $0.19, and a pre-money valuation of $23,128,302.14. Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met

The campaign maximum is $450,000.00 and the campaign minimum is $50,000.00.

VIP Bonus

Stellaris Corporation will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

Securities Issued by the SPV Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,

Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and

Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights
Common Stock - Non-Voting	25000000	3590034	☐
Crowdfunding Preferred (Non-voting)	25000000	1336387	☐
Common Stock - Voting	105000000	50885095	☑
Series A Preferred Stock	70000000	65916390	☑

Class of Security	Total Pool	Issued
Warrants	None	
Options	None	

Describe any other rights:

Common Stock - Voting: One vote per share; dividends after Preferred; liquidation preference after Series A satisfied, up to $4,550,137.79 aggregate, then pro-rata with Preferred on as-converted basis.

Common Stock - Non-Voting: No voting rights on general matters; same dividend and liquidation rights as voting Common Stock, after Preferred liquidation preference satisfied.

Series A Preferred Stock: Votes as-converted with Common; non-cumulative dividends in preference to Common; liquidation preference at $0.4665/share plus 7% annual compounded return plus declared unpaid dividends.

Crowdfunding Preferred (Non-voting): Non-voting; Specific rights not detailed in notes beyond non-voting designation.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

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21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

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22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

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23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

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24. Describe the material terms of any indebtedness of the issuer:

Loan
Lender: James B Paull
Amount: $103,000.00

Outstanding principal plus interest: $103,000.00 as of 8/20/2026
Interest rate: 9.5% per annum
Maturity date: 4/28/2028
Between December 26, 2019 and May 4, 2025, the Company entered into promissory note agreements with founder/shareholder James B. Paull totaling $103,000 at 9.5% per annum, maturing three years from respective issuance dates. The Company has entered into various promissory note agreements with James B. Paull, the Company's founder and shareholder and therefore a related party. In 2019, the Company issued promissory notes totaling $18,000 bearing interest at 9.5% per annum. The notes matured in 2022 and remained outstanding as of December 31, 2025 and 2024. As of the date of these financial statements, the notes have not been amended or extended; however, the Company intends to negotiate an extension of the maturity date. The outstanding balance was $18,000 as of December 31, 2025 and 2024. In 2023, 2024, and 2025, the Company issued additional promissory notes to Mr. Paull totaling $40,000, $37,000, and $8,000, respectively. These notes bear interest at 9.5% per annum and mature three years from their respective issuance dates. As of December 31, 2025, the outstanding balances were $40,000, $28,000, and $8,000, respectively. As of December 31, 2024, the outstanding balances were $40,000, $28,000, and $0, respectively.

Related party
Name: James B Paull
Relationship: CEO, President, Director
Amount: $103,000.00

Loan
Lender: James B Paull
Amount: $10,700.00
Outstanding principal plus interest: $10,700.00 as of 8/20/2026
Interest rate: 9.5% per annum
Maturity date: 5/4/2029
During the period from March 3, 2026 through May 4, 2026, the Company entered into promissory note agreements with James B. Paull, the Company's founder and shareholder and therefore a related party, in the aggregate principal amount of $10,700. The notes bear interest at 9.5% per annum and mature three years from their respective issuance dates.

Related party
Name: James B Paull
Relationship: CEO, President, Director
Amount: $10,700.00

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
10/2023	Regulation Crowdfunding	Priced Round	$381,778	General operations
8/2024	Regulation Crowdfunding	Priced Round	$253,783	General operations
11/2025	Regulation Crowdfunding	Priced Round	$273,040	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name: James B Paull
Amount Invested: $103,000.00
Transaction type: Loan
Interest rate: 9.5% per annum
Maturity date: 4/28/2028
Outstanding: Yes
Relationship: CEO, President, Director

Name: James B Paull
Amount Invested: $10,700.00
Transaction type: Loan
Interest rate: 9.5% per annum
Maturity date: 5/4/2029
Outstanding: Yes
Relationship: CEO, President, Director

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

Stellaris is an early-stage company developing a transparent, electricity-generating building-integrated photovoltaic window. The window, branded ClearPower, is intended to be used as insulated glass windows in commercial buildings for on-site electricity generation to aid in building decarbonization. The Company is anticipating marketing to building owners and developers through float glass manufacturers and window fabricator sales channels.

We are an early-stage company and have incurred operating losses and negative cash flows from operations since inception. We expect to continue to incur operating losses in the near term.

As of August 20 2026, we had cash and cash equivalents of approximately $4,220

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to

evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of the date of the financial statements included in this offering statement, our total assets were $9,500 and our current and non-current liabilities, as reflected in available financial statement fields, were $142,961.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of the date of the financial statements included in this offering statement, we had cash and cash equivalents of approximately $7,980.

Based on our current operations, we have a monthly net cash burn of approximately $3,100.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

Our historical operations have been funded primarily through external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we had total outstanding indebtedness consisting of 2 loans and approximately $113,700 in aggregate principal obligations. The material terms of such indebtedness are described in Item 24 of this Form C.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

During the past three years, we have conducted exempt offerings, resulting in the issuance of securities in aggregate amounts of approximately $908,700.

Known Trends, Events, and Uncertainties

Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used in the following manner: 7.5% Wefunder fee, 15% rent, 6% insurance, 2 % travel, 2% product marketing, 9.5% interest expense, 6% employee salary, 0.5% employee FICA, 4% legal and accounting, 28% independent contractors, 8% R&D equipment, 7.1% inventory, 4% miscellaneous general &administrative expenses. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, James Bartlett Paull, certify that:

(1) the financial statements of Stellaris Corporation included in this Form are true and complete in all material respects; and

(2) the financial information of Stellaris Corporation included in this Form reflects accurately the information reported on the tax return for Stellaris Corporation filed for the most recently completed fiscal year.

James Bartlett Paull

James Bartlett Paull
Management

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.clearpower.energy/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Stellaris 2026 Preferred Stock Agreement
- SPV Subscription Agreement
- Stellaris 2026 Preferred Stock Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- James Bartlett Paull
- James W. Paull
- Jeannette David

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML
Offering Statement (this page)
Appendix A: Business Description & Plan
Appendix B: Investor Contracts
- SPV Subscription Agreement - Early Bird
- Early Bird Stellaris 2026 Preferred Stock Agreement
- SPV Subscription Agreement
- Stellaris 2026 Preferred Stock Agreement

Appendix C: Financial Statements
- Financials 1

Appendix D: Director & Officer Work History
- James Bartlett Paull
- James W. Paull
- Jeannette David

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate

☑ I agree to the Wefunder Listing Agreement

☑ I agree to the Lead Investor Agreement

☑ I agree to the Rule 3a-9 Undertakings Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Stellaris Corporation

By

James B. Paull

President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

James B. Paull

President
8/13/2026

James Paull

Board of Directors
8/14/2026

James Paull

Treasurer
8/14/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.